Presidio Property Trust, Inc.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

October 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Ronald E. Alper

Re:       Presidio Property Trust, Inc.

  Registration Statement on Form S-11

     Filed September 11, 2020

 File No. 333-220514

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Presidio Property Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Monday, October 5, 2020, or as soon as thereafter practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, requests by telephone that such Registration Statement be declared effective.

Very truly yours,

/s/ Jack K. Heilbron
By: Jack K. Heilbron
Title: Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP Nelson Mullins Riley & Scarborough LLP